Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GoodWag, Inc.
8 LA CUMBRE CIR
SANTA BARBARA, ca 93105
https://goodwag.com

Up to $1,235,000.00 in Class B Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: GoodWag, Inc.
Address: 8 LA CUMBRE CIR, SANTA BARBARA, ca 93105
State of Incorporation: CA
Date Incorporated: January 08, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class B Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Bonus Shares: 5%

As you are a customer of Good Wag, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 30% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive Free Poo Pail 2.0 Tall with Wheels, choice of 7 colors. If you don't need a PooPail, we're happy to donate it to the pet charity of your choice.

Tier 2 Perk: Invest $1,000+ and receive Free Poo Pail 2.0 + 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive Free Poo Pail 2.0 + 10% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive Free Poo Pail 2.0 + 15% bonus shares.

Tier 5 Perk: Invest $20,000+ and receive Free Poo Pail 2.0 + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

GoodWag will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

GoodWag, Inc. ("GoodWag" or the "Company") specializes in providing convenient and environmentally-friendly solutions for pet waste management. The company's flagship product, PooPail, is a durable, user-friendly, two-in-one system designed for easy pickup and storage of backyard dog waste. Manufactured in the USA, PooPail addresses the common issues faced by pet owners, such as frequent trips to the trash and unpleasant odors, by allowing pet waste to be stored until trash day.

GoodWag operates primarily through an e-commerce sales model. Products are available on PooPail.com. Each PooPail ships with 10 liner bags, with additional bags available for purchase online or through an automatic reorder system. The company plans to expand its product line and sales channels, including additional e commerce sites, brick-and-mortar locations, and international markets. GoodWag targets a broad customer base, including the growing number of Gen Z pet owners.

Intellectual Property: GoodWag holds three granted patents related to its innovative pet waste management products. The company's intellectual property includes patents for the design and functionality of PooPail and related products, ensuring a competitive edge in the market. Additionally, GoodWag has developed trade secrets and proprietary manufacturing processes that further enhance its product offerings.

Competitors and Industry

Industry

GoodWag operates in the pet industry, with 2023 annual sales of approximately $147 billion. The industry is dominated by players such as Mars Petcare, Nestle Purina PetCare, and Hill's Pet Nutrition. Within this broad market, we believe the pet waste management segment is largely underserved, providing GoodWag with a unique opportunity to capture significant market share.

Competition

Competitors in the pet waste management space include smaller companies like Doggie Doo Drain and Pet Waste Eliminator. We believe GoodWag's unique selling proposition lies in its innovative two-in-one system, eco-friendly products, and focus on convenience for pet owners.

Current Stage and Roadmap

Current Stage

GoodWag's flagship product, PooPail, has moved beyond the development phase and is currently available for purchase. The company has sold over 13,400 units, generating nearly $1.5 million in lifetime sales. E-commerce sales reached $675,000 in 2023, and $225,000 in Q1 2024. GoodWag is also developing three additional pet waste products, which are in various stages of development and expected to be launched soon.

Future Roadmap

GoodWag plans to achieve several milestones in the near future, including:

- Launching new products such as a lower-cost scooper device, poo-grabbing walking stick, and jumbo/commercial-size PooPail.

- Expanding distribution channels by partnering with additional e-commerce platforms and brick-and-mortar retailers.

- Increasing marketing efforts to enhance brand visibility and drive sales growth.

Scaling operations and developing new products to position GoodWag for significant market impact.

The Team

Officers and Directors

Name: Sandra Jo Stinson

Sandra Jo Stinson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO, Founder, Principal Accounting Officer and Director
  Dates of Service: January, 2019 - Present
  Responsibilities: Creator and Founder of GoodWag, Inc. Oversees all operations, including product creation, production oversight, and customer service. Builds the brand and company. Initially, the sole employee managing all aspects of the business. Currently devotes 60+ hours per week to the company. Salary: Plans to start at $36,000 per year once the outstanding line of credit is repaid in full. . Equity Compensation: Currently owns 100% of the company.

Other business experience in the past three years:

- Employer: Bank of the West
  Title: Loan Officer
  Dates of Service: February, 2019 - May, 2023
  Responsibilities: Solicited, documented, packaged, and analyzed loan applicants as part of the mortgage application process. Worked on straight commission in the mortgage industry for 40 years.

Name: Susan Lynn Meir

Susan Lynn Meir's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: July, 2024 - Present
  Responsibilities: Officially Secretary, but assists Sandy with customer service solutions and assembly.

Name: Ellen Strickland

Ellen Strickland's current primary role is with Shades of Green Group, LLC. Ellen Strickland currently services 1-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: July, 2024 - Present
  Responsibilities: Assists with business development, web design, and marketing. Advises as a prior business owner. Specializes in environmental aspects of the business. Works approximately 40 hours per week.

Other business experience in the past three years:

- Employer: Shades of Green Group, LLC
  Title: Chief Sustainability Officer
  Dates of Service: March, 2020 - Present
  Responsibilities: Created a product evaluation program called Shades of Green to help customers make informed decisions about sustainability. The program evaluates products from various manufacturers and artisans for health and sustainability.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and

should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our

sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We

believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Dependence on Successful Fundraising for Debt Elimination
The company's plan to eliminate $350,000 in debt and partially pay down a $500,000 line of credit from Sandy Stinson is

contingent on raising $1,235,000 through its StartEngine campaign. If the fundraising target is not met, the company may struggle to manage its debt obligations, leading to continued financial strain, increased interest and repayment burdens, potential insolvency, limited operational flexibility, and a weakened ability to pursue future funding. This reliance on the successful raise presents a significant financial risk to the company's stability and growth.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sandra Jo Stinson	3,000,000	Class A Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 6,000,000 with a total of 3,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights:

Each Class A common share has one vote on all matters that shareholders are entitled to vote on under the California Corporations Code and these articles.

Holders have exclusive voting rights and powers, including the exclusive right to notice of shareholders' meetings, except as noted in Section V.

Election of Directors:

Holders have the right to elect all directors unless the rights of Class B shareholders to elect directors become active (as described below).

Please see the Restated Article of Incorporated attached as Exhibit F to this filing.

Class B Common Stock

The amount of security authorized is 4,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Voting Rights:

Each Class B common share has no voting rights, except as required under the California Corporations Code and these articles.

Dividend Default Provision:

If dividend payments on Class B common shares are in default for four or more quarterly periods, the holders of Class B common shares gain certain voting rights:

They become entitled to notice of shareholders' meetings.

They gain the right to elect the smallest number of directors constituting a majority of the board.

These rights remain until all dividends accrued on Class B common shares are paid or set apart.

Please see the Restated Article of Incorporated attached as Exhibit F to this filing.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000
  Use of proceeds: Founder issuance of shares. The shares were converted to 3M shares of Class A common stock on July 1, 2024
  Date: January 08, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,000,000
  Use of proceeds: Amendment issuing the founder a total of 3,000,000 shares.
  Date: July 08, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,330 compared to $625,702 in fiscal year 2023.

A Kickstarter campaign was launched in 2021, bringing in 6000 orders for PooPails and over $500,000 in sales. Delays due to COVID-19 and manufacturing allowed us to finally deliver all PooPail perks in November 2022. The GoodWag.Com website went live on Black Friday 2022. This was after the crowdfunding perks were delivered and we had inventory to sell.

Cost of Sales

Cost of Sales for fiscal year 2022 was $148,471 compared to $521,961 in fiscal year 2023.

Cost of goods for 2022 and 2023 were primarily for PooPail 1.0. We launched PooPail 2.0 in December 2023, which is less expensive to manufacture and ship.

Gross Margins

Gross margins for fiscal year 2022 were $103,741 compared to 2023 of -$146,141.

Expenses

Expenses for fiscal year 2022 were $153,409 compared to $392,513 in fiscal year 2023.

Sales expenses were minimal in 2022 compared to 2023, as sales began on November 25, 2022.

Historical results and cash flows:

The Company is currently in the growth and revenue stage on our PooPail product line, and in the pre-production, pre-revenue stage of our other product lines; Jumbo PooPail, PoopyScoopy, and ShStick. As a result of this equity crowdfunding campaign, we hope to order molds for the jumbo PooPail, quoted at $65,000, and continue to develop PoopyScoopy and ShStick.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. This is because of the redesign of PooPail 2.0, completed in December 2023. The new design is less expensive to manufacture, and every PooPail is now profitable.

Past cash was primarily generated through a Kickstarter and Indiegogo campaign in 2021, and sales since then have been e-Commerce through the GoodWag.Com website. Our goal is to increase future cash flows through continued marketing efforts and reducing manufacturing and shipping costs of the new PooPail 2.0.

Although not guaranteed, we project sales in excess of $1,000,000 in 2024, and hope to increase annually thereafter. We hope to build a complete product line of pet waste products, increasing the value of the company and building our customer email list. Our long-term goal is to build a valuable brand name in pet waste products while building a loyal and sizable customer base.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 5, 2024, the Company has capital resources available in the form of $67,262 available on a line of credit for $500,000 from Sandy Stinson, president and primary shareholder, and $46,040 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are not critical but will be extremely helpful and immediately boost our net profits (via debt reduction) and allow for an increase in production of goods which will increase our sales and gross profits.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, though the funds raised on this campaign will help insure the long-term viability of the company. Of the total funds that the company will have after the campaign, approximately 90.4% will be made up of funds raised from the crowdfunding campaign.. Of the total funds that our Company has, 90.4%ill be made up of funds raised from this equity crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The funds are not critical but will be extremely helpful and immediately boost our net profits (via debt reduction) and allow for an increase in production of goods which will increase our sales and gross profits.

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This raise will pay off debt and, depending on the amount raised, will allow us to expand our product line to the jumbo PooPail. Our current return rate on PooPails is under 2%, but half of the returns are due to small pail size. The jumbo pail is designed for multi-dog families, doggie day-care and rescue facilities. Each PooPail is profitable, but our cash flow will be greatly improved with the elimination of debt.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal we believe we will be able to operate indefinitely. Cash flow and cash reserves would position GoodWag to weather any storm. Sandy Stinson will begin to take a salary of a meager $3,000 per month once monthly cash flow improves.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Sandy Stinson has issued an open-ended line of credit to GoodWag in the amount of $500,000.

Indebtedness

- Creditor: Small Business Administration (SBA)
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: November 05, 2051
  Current portion: $30,900 Non-current portion: $469,100. Depending on the amount of this raise, plans are to retire this debt.

- Creditor: Sandy Stinson (Founder and CEO)
  Amount Owed: $432,738.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2029
  The Company entered into a Line of Credit agreement in the amount of $500,000 with the founder and the CEO, Sandy Stinson. The line bears an interest rate of 5% per annum and has a maturity date set on December 31, 2029. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $432,738 and $371,301, respectively. Depending on the amount of this raise, plans are to reduce or retire this debt

- Creditor: Alliance Funding
  Amount Owed: $90,934.00
  Interest Rate: 34.62%
  Maturity Date: November 23, 2027
  $37,655 Non-current portion: $53,270 Financing for new molds. Depending on the amount of this raise, plans are to retire this debt.

- Creditor: WebBank - Business Loan
  Amount Owed: $58,275.00
  Interest Rate: 0.0%
  Maturity Date: February 14, 2025
  Entire amount is classified as current This raise will eliminate this debt.

- Creditor: Headway Capital
  Amount Owed: $75,403.00
  Interest Rate: 43.06%
  The Company entered into a Line of Credit and security agreement with Headway Capital during fiscal year 2023. The borrowing limits on the credit facility are $77,100. The Annual Percentage Rate is 43.06%. The total outstanding principal and accrued interest balance as of December 31, 2023, and December 31, 2022, was $79,848 and $0, respectively. The entire balance is classified as current. This raise will eliminate this debt

- Creditor: Shopify merchant

Amount Owed: $28,177.00
Interest Rate: 9.54%
During fiscal year 2023, the Company entered into a Shopify merchant loan agreement in the amount of $38,000. It bears a fixed fee of $3,040 and an estimated annual percentage rate of 9.54%. As of December 31, 2023, December 31, 2022, the outstanding balance of this kind of financing is in the amount of $28,177 and $0, and entire amount is classified as under current liabilities. This raise will eliminate this debt

- Creditor: Forward Financing
  Amount Owed: $100,824.00
  Interest Rate: 15.0%
  Maturity Date: March 01, 2025
  This raise will eliminate this debt.

Related Party Transactions

- Name of Person: Sandy Stinson
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Line of Credit agreement
  Material Terms: The Company entered into a Line of Credit agreement in the amount of $500,000 with the founder and the CEO, Sandy Stinson. The line bears an interest rate of 5% per annum and has a maturity date set on December 31, 2029. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $432,738 and $371,301, respectively.

- Name of Person: Sandy Stinson
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Straight note agreement
  Material Terms: On November 29, 2021, the company initiated a straight note agreement with its founder and CEO, Sandy Stinson, totaling $225,000. Under the terms of the agreement, Sandy Stinson committed to repaying the full amount, including accrued interest, by November 29, 2031. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $0 and $44,938, respectively. The entire amount is classified under current assets.

Valuation

Pre-Money Valuation: $3,000,000.00

Valuation Details:

Our pre-money valuation is based on current and projected sales, as well as the value of patents, trademarks, urls, inventory, and customer list.

Market Growth & Trends

The pet industry reached a total of $147 billion in 2023 in the US alone. Continued growth is expected, as Millennials have recently become the largest group of pet owners. The average pet owner spends in excess of $1,500 per year on each pet, based on 2023 figures. As pet waste is not glamorous or fun, pet waste management is an often overlooked area of pet products industry. .

Comparable Competitor Companies

Although many methods exist to either pick-up or store pet waste, PooPail is the only method that we know of that does both. We believe PooPail to be the world's first 2-in-1 system to both pick-up and store pet waste - for up to a week. Plus, PooPail Liner Bags are biodegradable and home-compostable. All competitors we have found offer dust-bin and rake-type collecting bins, but do not store the waste. They are not able to permanently weather the outdoors, as the metal handles will rust. They do not stand-up, and must be stored away when not in use. If they offer liner-bags, the liner bags do not attach securely and are made of plastic.

The Value of the Company's Assets

The molds are valued at nearly $500,000. The engineering has exceeded $100,000. PooPail has 3 patents with 3 more pending on PooPail 2.0. We've valued the trademarks and website URLs at over $100,000. In addition, our customer list of 14,000 (and growing) is also of considerable value.

Management's Prior Achievements & Success

Sandy Stinson worked on straight commission in the financial industry for nearly 40 years before creating GoodWag. She has invested a sizable amount of her life savings into GoodWag with the goal of creating a quality product in the often overlooked and unglamorous area of pet waste management. PooPail 2.0 is the result of hundreds of hours of thoughtful design based on customer feedback. Sandy is fully committed to this project. The comfort of her eventual retirement after the sale of GoodWag is at stake. The success of GoodWag is not optional for Sandy; it must succeed.

Business Partnerships & Relationships

Sandy has built a team of partners to support the delivery of all GoodWag products.

The most important and primary ongoing partnership is with her Los Angeles-based manufacturer, Universal Plastic Mold. UPM manufactures all PooPails, stores all inventory, (including the biodegradable bags), and they drop-ship all orders. This eliminates the need for GoodWag to secure and staff a warehouse in the very expensive Santa Barbara area. For the inventory control and drop-ship service, UPM charges only $3.00 for drop-ship services on each PooPail. This saves thousands in warehouse rent and staffing charges. In addition, UPM bills for each PooPail as it's shipped, which means GoodWag doesn't need to carry a large inventory.

Sandy's engineer is Craig Olroyd of C-Engineering in Santa Barbara. Sandy worked with three engineers before finding Craig. The prior engineers were skilled enough, but it took Craig's design skill and Sandy's design for function to bring PooPail to life. Sandy and Craig have already designed the jumbo PooPail, and are collaborating on the ShStick and PoopyScoopy.

Sandy has worked with four different bag manufacturers before landing on Fiton. They manufacture a quality, biodegradable and compostable bag with very little lead-time and they deliver on-time.

The package designer is Monica Pessino, another Santa Barbara local. The box manufacturer, label manufacturer, and hardware supplier are all from Southern California, and have provided excellent service at competitive prices.

In summary, we believe our $3M pre-money valuation is justified by a combination of existing and projected sales, valuable proprietary assets including patents, trademarks, and a growing customer list, as well as strong market potential driven by the booming pet industry. PooPail's unique position as the only 2-in-1 pet waste management system with biodegradable, home-compostable liner bags differentiates it from competitors. The significant value of our molds, engineering, and intellectual property further supports this valuation. Additionally, the extensive experience and dedication of our management team, coupled with strategic business partnerships, underscore the stability and growth potential of GoodWag.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  5.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Debt
  89.5%
  All debts will be eliminated, approximately $350,000. Additionally, there will be a partial pay-down on the $500,000 line of credit from Sandy Stinson to GoodWag. The amount of this paydown will be determined based on this StartEngine raise. The $1,235,000 raise will be the maximum needed, and if the full amount is raised, no future raises will be needed.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  1.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Debt Elimination
  46.9%
  All debts will be eliminated other than SBA. Additionally, there will be a partial pay-down on the line of credit from Sandy Stinson to GoodWag. The amount of this pay-down will be determined based on this StartEngine raise. The

$1,235,000 raise will be the maximum needed, and if the full amount is raised, no future raises will be needed.

- Research & Development
  21.4%
  Funds will be allocated for ordering the jumbo PooPail mold, covering engineering and design costs for the ShStick and PoopyScoopy, and producing molds for these new products.

- Marketing
  14.2%
  We estimate marketing for this StartEngine Campaign will be significant. We will also set aside additional funds to promote products on social media and through influencer posts.

- Company Employment
  2.9%
  Eventually, Sandy would like to hire a part-time assistant to aid in processing daily orders and to handle some customer service inquiries. This will free up Sandy to explore international and retail sales.

- Cash Reserves
  8.1%
  We will set aside a minimum amount as cash reserves.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://goodwag.com (https://goodwag.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/goodwag

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GoodWag, Inc.

[See attached]

GOODWAG, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Goodwag, Inc.
Santa Barbara, California

We have reviewed the accompanying financial statements of Goodwag, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, statements of changes in stockholders' equity, and statements of cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 17, 2024
Los Angeles, California

GOODWAG, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	12,818	$	6,003
Inventory		157,533		163,773
Due from Related Parties		-		44,938
Total Current Assets		**170,351**		**214,714**
Property and Equipment, net		128,396		32,304
Intangible Assets		765		-
Total Assets	**$**	**299,512**	**$**	**247,018**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	-	$	-
Credit Cards		35,768		59,313
Current Portion of Loans and Notes		245,379		-
Forward Financing		28,177		-
Line of Credit		79,848		-
Other Current Liabilities		27,047		894
Total Current Liabilities		**416,219**		**60,207**
Loans and Promissory Notes, net of current portion		490,030		500,000
Line of Credit, related party		432,738		371,301
Total Liabilities		**1,338,987**		**931,508**
STOCKHOLDERS EQUITY				
Common Stock		6,240		-
Accumulated Deficit		(1,045,715)		(684,490)
Total Stockholders' Equity		**(1,039,475)**		**(684,490)**
Total Liabilities and Stockholders' Equity	**$**	**299,512**	**$**	**247,018**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 625,702	$ 2,330
Cost of Goods Sold	521,961	148,471
Gross profit	103,741	(146,141)
Operating expenses		
General and Administrative	147,362	114,118
Research and Development	285	21,540
Sales and Marketing	244,866	17,751
Total operating expenses	392,513	153,409
Operating Loss	(288,772)	(299,550)
Interest Expense	72,453	51
Income/(Loss) before provision for income taxes	(361,225)	(299,601)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (361,225)**	**$ (299,601)**

See accompanying notes to financial statements.

GOODWAG, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Accumulated Deficit	Total Shareholder Equity
Balance—December 31, 2021	10,000	**$ -**	**$ (384,889)**	**$ (384,889)**
Net Loss	-	-	(299,601)	(299,601)
Balance—December 31, 2022	10,000	$ -	$ (684,490)	**$ (684,490)**
Capital Contribution		6,240	-	6,240
Net Loss	-	-	(361,225)	(361,225)
Balance—December 31, 2023	**10,000**	**$ 6,240**	**$ (1,045,715)**	**$ (1,039,475)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(361,225)	$	(299,601)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation Expense		64,932		41,928
Amortization Exepense		85		-
Changes in operating assets and liabilities:				
Inventory		6,240		(163,773)
Due from Related Parties		44,938		180,062
Accounts Payable		-		(30,047)
Credit Cards		(23,545)		59,313
Other Current Liabilities		26,153		94
Net Cash Used In Operating Activities		**(242,422)**		**(212,024)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(161,024)		(22,750)
Purchases of Intangible Assets		(850)		-
Net Cash Used In Investing Activities		**(161,874)**		**(22,750)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		6,240		-
Forward Financing		28,177		-
Line of Credit		79,848		-
Line of Credit, related party		61,437		19,500
Borrowing on Promissory Notes and Loans		235,409		-
Net Cash Provided By Financing Activities		**411,111**		**19,500**
Change in Cash and Cash Equivalents		6,815		(215,275)
Cash—Beginning of the Year		6,003		221,278
Cash—End of the Year	**$**	**12,818**	**$**	**6,003**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	72,453	$	51

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Goodwag, Inc. was incorporated on January 8, 2020, in the state of California. The financial statements of Goodwag, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Barbara, California.

The company has innovated an environmentally friendly pet waste solution. The design includes a convenient pail and scoop system for easy pet waste pickup, with the added feature of the pail storing the waste for up to a week.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Molds - Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets with finite lives, such as patents, which are amortized on a straight-line basis over their estimated useful lives.

Income Taxes

The company is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of sales

Cost of sales includes the cost of retail products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $244,866 and $17,751, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 17, 2024, which is the date the financial statements were issued.

3. INVENTORY

Inventory consists of the following items:

As of December 31,		2023		2022
Finished goods		157,533		163,773
Total Inventory	**$**	**157,533**	**$**	**163,773**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of December 31,		2023		2022
Sales Tax Payable		2,047		894
Advance from customer		25,000		
Total Other Current Liabilities	**$**	**27,047**	**$**	**894**

5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,		2023		2022
Molds - Equipment	$	454,521	$	293,497
Property and Equipment, at Cost		**454,521**		**293,497**
Accumulated depreciation		(326,125)		(261,193)
Property and Equipment, Net	**$**	**128,396**	**$**	**32,304**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 was in the amount of $64,932 and $41,928, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of December 31,		2023		2022
Patent	$	850	$	-
Intangible assets, at cost		**850**		**-**
Accumulated amortization		(85)		-
Intangible assets, Net	**$**	**765**	**$**	**-**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2023, and 2022 was in the amount of $85 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets:

For the Year Ended December 31,	Amortization Expense
2024	$ 85
2025	85
2026	85
2027	85
Thereafter	425
Total	**$ 765**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000 shares of common stock at a no-par value. As of December 31, 2023, and December 31, 2022, 10,000 shares have been issued and are outstanding.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Cost of Funds	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA loan	$ 500,000	3.75%	$ -	11/5/2021	11/5/2051	$ 30,900	$ 469,100	$ 500,000	$ -	$ 500,000	$ 500,000
Alliance Funding	90,934	34.62%	-	10/23/2023	49 months	115,068	20,930	135,998	-	-	-
WebBank - Business Loan agreement	96,250	Fixed Cost	37,441	8/17/2023	78 weeks	99,411	-	99,411	-	-	-
Total						$ 245,379	$ 490,030	$ 735,409	$ -	$ 500,000	$ -

The summary of the future maturities is as follows:

For the Year Ended December 31,	
2024	$ 245,379
2025	51,830
2026	30,900
2027	30,900
2028	30,900
Thereafter	345,500
Total	**$ 735,409**

Line of Credit

The Company entered into a Line of Credit and security agreement with Headway Capital during fiscal year 2023. The borrowing limits on the credit facility are $77,100. The Annual Percentage Rate is 43.06%. The total outstanding principal and accrued interest balance as of December 31, 2023, and December 31, 2022, was $79,848 and $0, respectively. The entire balance is classified as current.

Forward Financing

During fiscal year 2023, the Company entered into a Shopify merchant loan agreement in the amount of $38,000. It bears a fixed fee of $3,040 and an estimated annual percentage rate of 9.54%. As of December 31, 2023, December 31, 2022, the outstanding balance of this kind of financing is in the amount of $28,177 and $0, and entire amount is classified as under current liabilities.

Line of Credit-related party

During the years presented, the Company borrowed money from the founder and the CEO, Sandy Stinson. The details of the loans from the owner are as follows:

					For the Year Ended December 2023			For the Year Ended December 2022		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Line of Credit- Sandy Stinson	$ 500,000	5.00%	1/1/2022	12/31/2029	$ -	$ 432,738	$ 432,738	$ -	$ 371,301	$ 371,301

9. RELATED PARTY

The Company entered into a Line of Credit agreement in the amount of $500,000 with the founder and the CEO, Sandy Stinson. The line bears an interest rate of 5% per annum and has a maturity date set on December 31, 2029. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $432,738 and $371,301, respectively.

On November 29, 2021, the company initiated a straight note agreement with its founder and CEO, Sandy Stinson, totaling $225,000. Under the terms of the agreement, Sandy Stinson committed to repaying the full amount, including accrued interest, by November 29, 2031. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $0 and $44,938, respectively. The entire amount is classified under current assets.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through May 17, 2024, which is the date the financial statements were available to be issued.

The company entered into a Shopify merchant loan agreement in the amount of $94,000. The cost of funds is $12,200, repayment rate is 17% of daily sales.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $288,772, an operating net cash outflow of $242,422 and liquid assets in cash of $12,818, which are less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF GOODWAG

The Go-To Company When Your Dog Goes #2

GoodWag provides the most convenient and environmentally-friendly solution to pet waste. Our flagship product, PooPail, is one of the first two-in-one systems for backyard dog waste. Durable, user-friendly, and made in the USA, PooPail is perfect for backyard pet waste.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


GoodWag
PooPail

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$250	$3M

REASONS TO INVEST

- GoodWag targets the $147B pet in dustry. A successful Kickstarter campaign raised $500K in 30 days, and e-commerce sales hit 225K in Q1, 2024. We want to expand our product line and sales channels.

- GoodWag is woman-owned with a mission to expand and innovate pet waste clean-up. Funds will be used to develop new products, pay off debt, and scale operations, positioning GoodWag for significant market impact.

- With over 14K units sold, GoodWag has a proven sales record. Our first product, PooPail is the only two-in-one system to pick-up and store pet waste until trash day. US made; the liner bags are compostable.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Sandy Stinson • President, CEO, Founder, Principal Accounting Officer and Director

With two dogs and a large backyard, Sandy Stinson created the GoodWag PooPail out of necessity. With a contract engineer and Sandy's guidance, PooPail was born. A successful Kickstarter campaign raised $500,000+ in sales in 30 days, supporting ...

Read More

Ellen Strickland • Vice President and Director

Ellen Strickland is a trusted advisor, designer, retailer, and specializes in environmental aspects of the business.

Susan Lynn Meir • Secretary and Director

Susan Meir worked in the retail industry with a heavy emphasis on customer service until her retirement. She now assist Sandy Stinson with day-to-day operations on a limited basis.

THE PITCH

Simplify Pet Cleanup


GoodWag
The Ultimate 2-in-1 Solution to Dog Poop

We believe GoodWag will revolutionize pet waste management. Made in the U.S., PooPail is our first product and has proven to be a success, with over 1,400 units sold in 15 months and a 1.5% return rate. GoodWag has plans for more products—all dealing with dog waste. All will be durable, user-friendly, and perfect for all pet owners, including those with limited mobility.



THE PROBLEM & OUR SOLUTION

Happy Pet, Happy Owner, Happy Planet



Effortless Usage
& Maintenance
Odor-Eliminating
& Leakproof
Large Capacity
and Durability

Pet waste management is a messy and inconvenient task for many dog owners, leading to frequent trips to the trash and unpleasant odors. GoodWag's mission is to revolutionize this process with innovative, eco-friendly solutions. We aim to simplify pet waste disposal while promoting sustainability, enhancing convenience, and improving the overall pet ownership experience.

GoodWag is tackling this problem with the first of many products; PooPail - a unique two-in-one system for easy pickup and storage of pet waste. Our current product-line includes: PooPail Liner Bags and SmartPoopy Walking Bags, ensuring ongoing revenue streams and catering to the growing number of Gen Z pet parents. Additional products will include a lower-cost scooper device, walking stick, and jumbo/commercial size PooPail.

Our products have sold out on Amazon.com, and are also offered through GoodWag.com, or PooPail.com. Each PooPail ships with 10 liner bags, and additional bags can be purchased online or set up on automatic reorder. Manufactured in Los Angeles, products are primarily offered through e-commerce. GoodWag plans to widen our product line and footprint, aiming to add additional e-commerce sites, brick-and-mortar locations, and international sales.

THE MARKET & OUR TRACTION

Leaving a Mark on the $147 Billion Pet Industry



65M
Dog owners in the U.S.
$1,533
Average spend per pet annually
13,400
PooPails Sold to Date
$1.5M
Lifetime Sales

Source

GoodWag targets the underserved pet waste segment, a market largely ignored by competitors. Our flagship product, the PooPail, makes pet waste management easier for the **65 million dog owners** in the US, who spend an average of $1,533 per pet annually[1]. To date we've sold over **13,400 PooPails**, generating nearly $1.5 million in lifetime sales.

A successful Kickstarter campaign raised over **$500,000 in 30 days**. E-Commerce sales our first year through PooPail.Com only were $675,000 in 2023, and the first quarter of 2024 we achieved $225,000 in sales. With three granted patents and new products in development, GoodWag is positioned for scalability. We've collected over **14,000** email addresses, ensuring a growing customer base as we expand to new online platforms.



WHY INVEST

Join the Clean-Up Revolution

★★★★★

You Too Can Handle Poo Like A Pro!

This idea is really great, especially for a multi-dog family like ours.





★★★★★

I Love This Thing

I have three dogs and two acres. I love this this! It's far superior to a five gallon bucket with a Walmart bag.

★★★★★

The Pail Is Pretty Cool

I was able to fire my scoop company —who I pay a ridiculous amount of money to for this service:)



**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Your investment will help pay off debt, develop new products like the Jumbo Pail, and expand our product line. Our consumer-friendly design ensures easy assembly and reduces shipping costs. Manufactured in Los Angeles, PooPail benefits from faster production and shipping times, and our direct fulfillment model eliminates additional costs.

Be part of a woman-owned business that's tapping into an underserved market and creating essential solutions for pet owners.

Invest today and help us scale up and innovate further!

ABOUT

HEADQUARTERS
8 LA CUMBRE CIR
SANTA BARBARA, ca 93105

WEBSITE
View Site

GoodWag provides the most convenient and environmentally-friendly solution to pet waste. Our flagship product, PooPail, is one of the first two-in-one systems for backyard dog waste. Durable, user-friendly, and made in the USA, PooPail is perfect for backyard pet waste.

TERMS

GoodWag

Overview

PRICE PER SHARE
$1

VALUATION
$3M

DEADLINE
Jul. 24, 2024 at 6:21 PM UTC

FUNDING GOAL
$10k - $1.24M

Breakdown

MIN INVESTMENT
$250

MAX INVESTMENT
$1,235,000

MIN NUMBER OF SHARES OFFERED
10,000

MAX NUMBER OF SHARES OFFERED
1,235,000

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Class B Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Bonus Shares: 5%

As you are a customer of Good Wag, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 30% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive Free Poo Pail 2.0 Tall with Wheels, choice of 7 colors. If you don't need a PooPail, we're happy to donate it to the pet charity of your choice.

Tier 2 Perk: Invest $1,000+ and receive Free Poo Pail 2.0 + 5% bonus shares.

Tier 3 Perk: Invest $5,000+ and receive Free Poo Pail 2.0 + 10% bonus shares.

Tier 4 Perk: Invest $10,000+ and receive Free Poo Pail 2.0 + 15% bonus shares.

Tier 5 Perk: Invest $20,000+ and receive Free Poo Pail 2.0 + 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

GoodWag will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Poopail is the world's first 2-in-1 system to both pick up and store pet waste.

Poopail inner bags are biodegradable and compostable.

Why preserve dog poo in plastic forever?

Happy pet.

Happy owner.

Happy planet.

Poopail.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

California Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

Request Type: Certified Copies
Entity Name: GOODWAG, INC.
Formed In: CALIFORNIA
Entity No.: 4551152
Entity Type: Stock Corporation - CA - General

Issuance Date: 07/17/2024
Copies Requested: 1
Receipt No.: 007557382
Certificate No.: 229368034

Document Listing

Reference #	Date Filed	Filing Description	Number of Pages
B2753-8257	07/08/2024	Restated Articles of Incorporation	4

** **** ****** ******** End of list ******** ****** **** **

I, SHIRLEY N. WEBER, PH.D., California Secretary of State, do hereby certify on the Issuance Date, the attached document(s) referenced above are true and correct copies and were filed in this office on the date(s) indicated above.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California on July 17, 2024.

SHIRLEY N. WEBER, PH.D.
Secretary of State

To verify the issuance of this Certificate, use the Certifcate No. above with the Secretary of State Certification Verification Search available at bizfileOnline.sos.ca.gov.

For Office Use Only

-FILED-

File No.: BA20241281493
Date Filed: 7/8/2024

Certificate Verification No.: 229368034 Date: 07/17/2024